Attachment #1 for Sub-item 77K Effective May 21, 2002, the Board of Trustees for the John Hancock U.S. Government Cash Reserve voted not to retain Ernst & Young LLP as the Fund's independent accountant effective upon the completion of the audit for the fiscal year ended March 31, 2002. This action was recommended by the Fund's Audit Committee on May 21, 2002. Ernst & Young LLP reports on the Fund's financial statements for the last two fiscal years 2001 and 2002 did not contain an adverse opinion or a disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope or accounting principles. During the Fund's fiscal years ended 2002 and 2001 and through May 21, 2002, there were no disagreements with Ernst & Young LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Ernst & Young LLP, would have caused it to make reference to the subject matter of the disagreement in its report on the financial statements for such years.